# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StealthGas Inc., CIK 0001328919
CUSIP: Y81669106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 331 Kifissias Avenue, Erithrea, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001604350

## Reporting persons
- Glendon Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); shared voting power 4,112,973; shared dispositive power 4,112,973; aggregate amount beneficially owned 4,112,973 (10.85% of the class)
  Comment: Percentage ownership is calculated based on 37,918,616 shares of the Issuer's common stock outstanding as of November 4, 2026, as disclosed in the Issuer's proxy statement furnished as Exhibit 99.1 to its Form 6-K filed on November 6, 2026. The holdings reflected above are as of November 13, 2026.
- Glendon Opportunities Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); shared voting power 4,112,973; shared dispositive power 4,112,973; aggregate amount beneficially owned 4,112,973 (10.85% of the class)
  Comment: Percentage ownership is calculated based on 37,918,616 shares of the Issuer's common stock outstanding as of November 4, 2026, as disclosed in the Issuer's proxy statement furnished as Exhibit 99.1 to its Form 6-K filed on November 6, 2026. The holdings reflected above are as of November 13, 2026.
- Brian Berman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); shared voting power 4,112,973; shared dispositive power 4,112,973; aggregate amount beneficially owned 4,112,973 (10.85% of the class)
  Comment: Percentage ownership is calculated based on 37,918,616 shares of the Issuer's common stock outstanding as of November 4, 2026, as disclosed in the Issuer's proxy statement furnished as Exhibit 99.1 to its Form 6-K filed on November 6, 2026. The holdings reflected above are as of November 13, 2026.

## Item 1. Issuer
Name of issuer: StealthGas Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Erithrea, Greece, 14561

## Item 2. Person Filing
Name of person filing: (1) Glendon Capital Management L.P. (2) Brian Berman (3) Glendon Opportunities Fund, L.P.
Address of principal business office or, if none, residence:
(1) Glendon Capital Management L.P.: 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404 (2) Brian Berman: 2425 Olympic Blvd.,
Suite 500E Santa Monica, CA 90404 (3) Glendon Opportunities Fund, L.P.: 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404
Citizenship:
(1) Glendon Capital Management L.P.: Delaware Limited Partnership (2) Brian Berman: United States Citizen (3) Glendon Opportunities
Fund, L.P.: Cayman Islands Exempted Limited Partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) Glendon Capital Management L.P.: 4,112,973 (2) Brian Berman: 4,112,973 (3) Glendon Opportunities Fund, L.P.: 4,112,973
The holdings reflected above are as of November 16, 2026.
Percent of class:
(1) Glendon Capital Management L.P.: 10.85% (2) Brian Berman: 10.85% (3) Glendon Opportunities Fund, L.P.: 10.85%
The holdings reflected above are as of November 16, 2026.
Sole power to vote or to direct the vote: (1) Glendon Capital Management L.P.: 0 (2) Brian Berman: 0 (3) Glendon Opportunities Fund, L.P.: 0
Shared power to vote or to direct the vote:
(1) Glendon Capital Management L.P.: 4,112,973 (2) Brian Berman: 4,112,973 (3) Glendon Opportunities Fund, L.P.: 4,112,973
The holdings reflected above are as of November 16, 2026.
Sole power to dispose or to direct the disposition: (1) Glendon Capital Management L.P.: 0 (2) Brian Berman: 0 (3) Glendon Opportunities Fund, L.P.: 0
Shared power to dispose or to direct the disposition:
(1) Glendon Capital Management L.P.: 4,112,973 (2) Brian Berman: 4,112,973 (3) Glendon Opportunities Fund, L.P.: 4,112,973
The holdings reflected above are as of November 16, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Glendon Capital Management L.P.: Haig Maghakian, Chief Compliance Officer / General Counsel (11/13/2026)
- Glendon Opportunities Fund, L.P.: Haig Maghakian, Authorized Person (11/13/2026)
- Brian Berman: Brian Berman, Individual (11/13/2026)
Comment: Glendon Capital Associates LLC is the general partner of the Glendon Opportunities Fund, L.P. Pursuant to an investment management agreement, Glendon Capital Associates LLC has delegated its investment management authority in respect of the Glendon Opportunities Fund, L.P. to Glendon Capital Management L.P.